UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nabors Industries Ltd.
(Name of Issuer)

Common Shares, par value $0.05 per share
(Title of Class of Securities)

G6359F137
(CUSIP Number)

October 11, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
LMR Master Fund Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
194,194

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
194,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
LMR CCSA Master Fund Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
194,194

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
194,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
LMR Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
388,388

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
388,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,388

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
LMR Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
388,388

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
388,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,388

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
LMR Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
388,388

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
388,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,388

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
LMR Partners AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
388,388

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
388,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,388

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
Ben Levine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
388,388

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
388,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,388

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS
Stefan Renold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
388,388

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
388,388

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,388

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Nabors Industries Ltd. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, HM08, Bermuda.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	LMR Master Fund Ltd ("LMR Master Fund"), with respect to the Common Shares (as defined in Item 2(d)) held by it;
(ii)	LMR CCSA Master Fund Ltd ("LMR CCSA Master Fund"), with respect to the Common Shares (as defined in Item 2(d)) held by it;
(iii)
 LMR Partners LLP, LMR Partners Limited, LMR Partners LLC and LMR Partners AG (collectively, the "LMR Investment Managers"), which serve as the investment managers to certain funds, including, without limitation, LMR Master Fund and LMR CCSA Master Fund, with respect to the Common Shares held by LMR Master Fund and LMR CCSA Master Fund; and

(iv)
 Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by LMR Master Fund and LMR CCSA Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Master Fund is a Cayman Islands exempted company. LMR CCSA Master Fund is a Cayman Islands exempted company.  LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation.  Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, par value $0.05 per share ("Common Shares").

Item 2(e).	CUSIP NUMBER:

G6359F137

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

As of the date hereof, each of LMR Master Fund and LMR CCSA Master Fund may be deemed to beneficially own 194,194 Common Shares issuable upon exercise of warrants to purchase Common Shares of the Issuer.  The Common Shares beneficially owned as of the date hereof by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 2.3% of the outstanding Common Shares and in the aggregate represent approximately 4.5% of the outstanding Common Shares, based on a total of 8,241,552 Common Shares of the Issuer outstanding as of July 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

As of October 11, 2021, each of LMR Master Fund and LMR CCSA Master Fund may have been deemed to beneficially own 258,924 Common Shares issuable upon exercise of warrants to purchase Common Shares of the Issuer, inclusive of additional Common Shares issuable upon exercise of such warrants based on the Incentive Share Fraction, which was applicable on such date, as calculated pursuant to the Warrant Agreement, dated as of June 10, 2021, between the Issuer and Computershare Trust Company, N.A., as Warrant Agent.  The Common Shares that were beneficially owned as of October 11, 2021, by each of LMR Master Fund and LMR CCSA Master Fund represented approximately 3.0% of the outstanding Common Shares and in the aggregate represented approximately 5.9% of the outstanding Common Shares, based on a total of 8,241,552 Common Shares of the Issuer outstanding as of July 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 2, 2021.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: October 21, 2021

LMR MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR CCSA MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS LLP

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS LIMITED

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS LLC

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS AG

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED: October 21, 2021

LMR MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR CCSA MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS LLP

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS LIMITED

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS LLC

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

LMR PARTNERS AG

By:           /s/ Shane Cullinane
Name:   Shane Cullinane
Title:     Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD